Exhibit 99.3

Alarum Technologies Announces Temporary Operational Pause of Certain Network Services

Tel Aviv, Israel, July 6, 2026 — Alarum Technologies Ltd. (Nasdaq: ALAR, TASE: ALAR) (“Alarum” or the “Company”) today announced the following update.

Further to the Company’s announcements dated July 2 and July 3, 2026, the Company continues to investigate the recent incident affecting certain aspects of its subsidiary’s, NetNut Ltd.’s, network.

As part of this ongoing investigation, and as a precautionary operational measure, the Company has decided to temporarily pause traffic through the relevant network services for several days. This step is intended to enable the Company to investigate the incident, assess the affected infrastructure, determine whether any malicious activity occurred, and implement any measures the Company determines are appropriate before resuming normal operations.

The Company believes that temporarily pausing traffic through the relevant network services is the most responsible course of action while the investigation is ongoing.

As a result of this temporary operational measure, the availability of the Company’s services will be significantly reduced during this period. The Company has taken this precautionary step to enable a thorough investigation of the incident and is devoting substantial technical and operational resources to the investigation and recovery process. The Company is working to restore normal operations as soon as possible.

The Company continues to evaluate the situation and will provide additional updates as appropriate.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s ongoing investigation, the expected duration of the temporary operational pause, the restoration of services, the implementation of remediation measures, the potential impact on the Company’s operations and financial results, and future developments relating to the incident. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may,” “will,” “could,” “continue,” “seek,” and similar expressions are intended to identify forward-looking statements. Because such statements relate to future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results may differ materially from those described in or implied by these forward-looking statements. These risks and uncertainties include, among others, the outcome of the Company’s ongoing investigation, the duration and impact of the temporary operational pause, the timing of service restoration, actions by governmental or regulatory authorities, and the other risks and uncertainties discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and in the Company’s subsequent filings with the SEC. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

INVESTOR RELATIONS CONTACT:

investors@alarum.io